UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-35755

BIT BROTHER LIMITED

(Translation of registrant’s name into English)

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Change in Registrant’s Certifying Accountant

Previous Independent Registered Public Accounting Firm

On February 1, 2023, the Audit Committee (the “Audit Committee”) of the Board of Directors of Bit Brother Limited (the “Company”) dismissed Centurion ZD CPA & Co. (“Centurion”) as the Company’s independent registered public accounting firm, effective on February 1, 2023.

For the fiscal year ended June 30, 2022, Centurion’s audit reports on the Company’s financial statements did not contain an adverse opinion or disclaimer of opinion, nor was it qualified as to audit scope or accounting principles.

During the fiscal years ended June 30, 2022 and any subsequent interim period through the date of dismissal, February 1, 2023, (i) there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Centurion on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to Centurion’s satisfaction, would have caused Centurion to make reference in connection with Centurion’s opinion to the subject matter of the disagreement; and (ii) there were no “reportable events” as the term is described in Item 304(a)(1)(v) of Regulation S-K.

We furnished a copy of the disclosures in this report to Centurion and have requested that Centurion furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. We have received the requested letter from Centurion, and a copy of the letter is filed with this Current Report on Form 6-K as Exhibit 16.1.

Engagement of New Independent Registered Public Accounting Firm

On February 1, 2023, the Audit Committee approved the appointment of Audit Alliance LLP (“Audit Alliance”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ending June 30, 2023, effective on February 1, 2023.

During the two most recent fiscal years and through February 1, 2023, the Company has not consulted with Audit Alliance regarding (1) any matter that was the subject of a disagreement or a reportable event described in Items 304(a)(1)(iv) or (v), respectively, or (2) any matter that was the subject of a disagreement or a reportable event described in Items 304(a)(1)(iv) or (v), respectively, of Regulation S-K.

Interim Financial Statements

The Company is filing this report on Form 6-K to report its unaudited financial results for the six months ended December 31, 2022.

This Form 6-K is hereby incorporated by reference into the registration statements of Bit Brother Limited (the “Company”) on Form S-8 (Registration No. 333-267007) and on Form F-3s, as amended (Registration Nos. 333-258355, 333-256628, and 333-248615), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This current report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description

16.1	Letter of Centurion ZD CPA & Co. to the U.S. Securities and Exchange Commission dated March 27, 2023
99.1	Operating and Financial Review and Prospects in Connection with the Unaudited Interim Consolidated Financial Statements for the Six Months Ended December 31, 2022 and 2021
99.2	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended December 31, 2022
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Brother Limited

Date: March 27, 2023	By:	/s/ Xianlong Wu
	Name:	Xianlong Wu
	Title:	Chairman and Chief Executive Officer (Principal Executive Officer)

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